FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Duke, John A.	**PremierWest Bancorp PRWT**		__X__ Director _____ 10% Owner _____ Officer (give _____ Other (specify title below) below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **August 2002**	
503 Airport Road			7. Individual or Joint/Group Filing (Check Applicable Line)
(Street)		5. If Amendment, Date of Original (Month/Year)	**X** Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Medford, OR 97501			

(City)   (State)   (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	08/20/2002	P		8,000	A	$6.900		I	By Trust
Common Stock	08/21/2002	P		10,500	A	$6.900		I	By Trust
Common Stock	08/22/2002	P		500	A	$6.900		I	By Trust
Common Stock	08/26/2002	P		2,900	A	$6.900		I	By Trust
Common Stock	08/27/2002	P		3,000	A	$6.900		I	By Trust
Common Stock	08/28/2002	P		8,500	A	$6.890	884,786	I	By Trust
Common Stock							1,389	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

/s/ Gordon E. Crim

08/28/2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person

Date

Gordon E. Crim, Attorney-in-Fact for
John A. Duke

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
     See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

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SEC 1474 (3-99)